Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


                       ELAN ANNOUNCES KEY STRATEGIC HIRES

DUBLIN, IRELAND, JUNE 17, 2004 -- Elan Corporation, plc today announced a number of key strategic hires supporting priority areas of the global organisation. Kelly Martin, president and chief executive officer said, "We announced to the market that we would add significant talent across the organisation, and the following appointments demonstrate our successful execution in building a superior organisation."

A number of recruits join executive vice president Allison Hulme in the global Antegren business to work with and support our colleagues in Biogen Idec as we prepare for the successful launch of Antegren(TM). Gordon S. Francis, M.D. has joined Elan as vice president, Neurology, to provide scientific, medical, and market expertise in multiple sclerosis (MS). Most recently at Serono, where he was responsible for strategic direction and clinical development in neurology, one of Dr. Francis' many achievements was leadership in the successful U.S. approval of Rebif(TM) for MS. He brings twenty years of experience in academia and the pharmaceutical industry in the area of MS.

Tom Kissinger joins Elan as vice president, Health Care Systems for Antegren. Tom will be focused on Antegren's infusion network and reimbursement strategies. He was previously vice president, Pharmacy Network Management at Medco Health Solutions. Paul Logue, hired as vice president, Biologics Supply, is responsible for the oversight of the new Athlone, Ireland-based Biologics group and Antegren supply and distribution. He was most recently at Pfizer, where he was vice president and general manager for that company's Dublin sterile manufacturing facility. Alan Frost, senior director, Sales and Marketing MS, will provide

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support to Biogen Idec in setting the global MS launch strategy for Antegren. He previously held sales and marketing positions at Novartis Pharmaceuticals and Biogen Idec.

Richard Chin, MD will be joining Elan as senior vice president, Medical Affairs, working with executive vice president and head of Therapeutics Markets Juan Carlos Aguilera. Dr. Chin will oversee medical preparations for commercialising new and current products globally. He was formerly Group Director and Director of Clinical Research, Biotherapeutics Unit, Genentech, and is uniquely positioned to help Elan sustain and expand relationships with the medical community and patients.

Working with executive vice president, Global Services & Operations, Paul Breen, Seamus O'Loan has joined Elan as vice president, Business Development. Most recently at General Electric, Mr. O'Loan is now focusing on Elan's drug optimisation and manufacturing opportunities, particularly with Elan's proprietary NanoCrystal technology.


About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.